                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                 NINE MONTHS ENDED            THREE MONTHS ENDED
                                                   SEPTEMBER 30,                SEPTEMBER 30,
                                              ------------------------     ------------------------
                                                 1996          1995           1996          1995
                                              ----------    ----------     ----------    ----------
Income before income taxes..................  $2,943,850    $2,543,956     $1,018,071    $  878,867
Less -- Equity income of less than 50% owned
  persons...................................      88,402        64,123         31,715        23,081
Add -- Dividends from less than 50%
  owned persons.............................       9,843         4,003          4,862         1,063
                                              ----------    ----------     ----------    ----------
                                               2,865,291     2,483,836        991,218       856,849
Add --
  Fixed charges.............................   1,165,706     1,168,552        396,548       387,832
Less --
  Capitalized interest......................      37,424        38,689         12,730        11,199
                                              ----------    ----------     ----------    ----------
Income before income taxes and fixed
  charges...................................  $3,993,573    $3,613,699     $1,375,036    $1,233,482
                                               =========     =========      =========     =========
Fixed charges:
  Interest costs............................  $1,109,813    $1,108,792     $  377,917    $  367,912
  Rent expense *............................      55,893        59,760         18,631        19,920
                                              ----------    ----------     ----------    ----------
     Total fixed charges....................  $1,165,706    $1,168,552     $  396,548    $  387,832
                                               =========     =========      =========     =========
Ratio of earnings to fixed charges..........        3.43          3.09           3.47          3.18

---------------

* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.21 and 4.67 for the third quarter and 5.17 and 4.67 for the first nine months of 1996 and 1995, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.

                                       32